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                             March 31, 2022

       Zhuangkun He
       Chief Executive Officer
       Ucommune International Ltd
       Floor 8, Tower D
       No. 2 Guang Hua Road
       Chaoyang District, Beijing
       People   s Republic of China, 100026

                                                        Re: Ucommune
International Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1 on Form F-3
                                                            Filed March 11,
2022
                                                            File No. 333-257664

       Dear Mr. He:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form F-1 on Form F-3 Filed March 11 2022

       Cover Page

   1. We note your disclosure in response to comment 3. Where you disclose how you will refer to the holding
company, subsidiaries, and VIEs when providing disclosure
                                                        throughout the
document, please disclose the entity to which the term "we" refers or revise to remove these
references, as previously requested. In addition, please also expand the disclosure to clearly
disclose the entity in which investors are purchasing an interest.
   2.                                                   We re-issue comment 6.
You continue to state that the VIEs are under your control, such as here where you state
that you operate your business through the VIEs under "[y]our
 Zhuangkun He
Ucommune International Ltd
March 31, 2022
Page 2
         control" and that you exert "effective control" over the VIEs. Please remove these references, and all references in your prospectus, and instead disclose that you are the primary beneficiary of the contractual arrangements.
3. Revise to disclose that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on you by the PRC government. Prospectus Summary, page 1

4. We re-issue comment 8. Where you discuss permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer the securities being registered to foreign investors, revise to also discuss the permissions or approvals necessary to operate your business. Please specifically address the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that any permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note your current disclosure on page 9. Please do not limit your discussion to consequences if the CSRC, the CAC or another PRC authority subsequently determines that approval was needed for this resale or the issuance of your ordinary shares upon exercise of the warrants, for future offerings, or for maintaining your status as a publicly listed company outside China.
5. Where you discuss how cash is transferred through your organization, provide cross-
         references to the condensed consolidating schedule and the consolidated financial statements.
6. Your statement of belief on page 16 that you, your subsidiaries and the VIES have obtained all material requisite licenses and approvals necessary to operate in China, may not be qualified as to materiality. Revise to remove this reference and make similar revisions on pages 64-65.
Risk Factors, page 37

7. We note your revised disclosure in response to comment 13. Please revise your risk factors to contain a separate, appropriately titled risk factor to acknowledge that if the
       PRC government determines that the contractual arrangements constituting part of the
       VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value
FirstName LastNameZhuangkun He
       or become worthless if the determinations, changes, or interpretations result in your
Comapany    NameUcommune
       inability                International
                 to assert contractual controlLtd
                                                over the assets of your PRC
subsidiaries or the VIEs
March that  conduct
       31, 2022      all2or substantially all of your operations.
                  Page
FirstName LastName
 Zhuangkun He
FirstName
UcommuneLastNameZhuangkun     He
            International Ltd
Comapany
March      NameUcommune International Ltd
       31, 2022
March3 31, 2022 Page 3
Page
FirstName LastName
Exhibits

8. Your legal opinion should be revised to render an opinion as to those Class A Ordinary
         Shares that are already outstanding, in addition to those shares that will be issued in the future. Also, it does not appear that the Directors Certificate, which has been attached to the legal opinion, contains any content. Please arrange for counsel to revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services